

November 7, 2014

<u>**Via Email**</u>
Steven Wolosky, Esq.
Olshan Frome & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022

Re: **Cardica, Inc.**
        Amendment No. 1 to Preliminary Proxy Statement filed on Schedule 14A filed by
        Broadfin, et al.
        Filed on November 4, 2014
        File No. 000-51772

Dear Mr. Wolosky:

We have reviewed your amended filing and have the following comments.

<u>Background to the Solicitation, page 4</u>

1.   We partially reissue comment 2 of our prior letter. Examples of confusing or excessively
        detailed disclosure include the accounts of Broadfin's perceptions of statements made by
        members of Cardica's management, communications regarding Mr. Bauer's purported
        "resignation" and disclosure regarding the various settlement terms proposed and
        counter-proposed, which did not materialize. Please consider removing such disclosure
        or more succinctly summarizing the disclosure if the participants continue to believe the
        information is material, accurately presented and necessary for shareholders to consider.

2.   We note your response to prior comment 7 and partially reissue the comment. Please
        revise your disclosure to clarify <u>each</u> nominee's respective record with international
        product launches and/or execution of strategies to obtain regulatory approval. In this
        regard, the information you provided in 7(e) of your response letter does not support
        generalized statements that <u>all</u> your nominees have the same extensive experience.
        Please revise your disclosure or provide the requisite support.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact me at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions

Cc: Anelyia Crawford, Esq.
        Olshan, Frome & Wolosky, LLP